Exhibit 99.1

XPENG Announces Vehicle Delivery Results for March and

First Quarter 2025

•	Delivers 33,205 units in March, up 268% YoY

•	Monthly deliveries surpass 30,000 units for five consecutive months

GUANGZHOU, China, Apr. 01, 2025 (GLOBE NEWSWIRE) — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for March and first quarter of 2025.

In March, XPENG delivered 33,205 Smart EVs, marking a 268% increase year-over-year, surpassing 30,000 units for the fifth consecutive month. For the first quarter of 2025, XPENG delivered 94,008 Smart EVs, representing a 331% increase compared to the same period last year.

On March 13, 2025, at its Spring 2025 Launch conference, XPENG launched 2025 versions of the XPENG G6 and XPENG G9. Both upgraded versions come standard with 5C AI batteries and Turing AI-powered smart driving features across all trims.

In March 2025, XNGP’s monthly active user penetration rate in urban driving reached 86%. At the same time, XPENG expanded its global presence by entering the Indonesian market.

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. XPENG’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xpeng.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goals and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.